SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Year Ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 2-62223

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES III
(Full title of the plan)

ENTERGY CORPORATION
639 Loyola Avenue
New Orleans, Louisiana 70113
(Issuer and address of principal executive office)

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES III

Table of Contents

		Page Number

(a)	Financial Statements:

	Report of Independent Registered Public Accounting Firm	2

	Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	3

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	4

	Notes to Financial Statements	5

(b)	Signature	12

(c)	Exhibit:

	Consent of Independent Registered Public Accounting Firm	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
Savings Plan of Entergy Corporation and Subsidiaries III

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries III as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

New Orleans, Louisiana
June 25, 2004

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES III
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
INVESTMENTS:
Plan interest in Master Trust	$ 17,380,650	$ 10,628,943

RECEIVABLES:
Participants' contributions	-	45,674
Employer contributions	-	14,143
Interest receivable	-	477
	-	60,294

Net Assets Available for Benefits	$ 17,380,650	$ 10,689,237

See Notes to Financial Statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES III
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2003

	Participant	Non-Participant
	Directed	Directed	Total
Additions to Net Assets attributed to:
Investment income:
Plan interest in Master Trust investment income	$ 2,627,480	$ 998,758	$ 3,626,238

Contributions:
Participant	3,457,125	-	3,457,125
Employer	-	838,631	838,631
Total contributions	3,457,125	838,631	4,295,756

Total additions	6,084,605	1,837,389	7,921,994

Decreases to Net Assets attributed to:
Distributions to withdrawing participants	1,090,839	249,178	1,340,017
Administrative fees and other	(109,724)	288	(109,436)
Net decreases	981,115	249,466	1,230,581

Net increase before transfers	5,103,490	1,587,923	6,691,413

Transfers:
Interfund transfers	2,305	(2,305)	-

Net increase	5,105,795	1,585,618	6,691,413

Net Assets Available for Benefits
Beginning of Period	7,686,952	3,002,285	10,689,237
End of Period	$ 12,792,747	$ 4,587,903	$ 17,380,650

See Notes to Financial Statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES III
Notes to Financial Statements

Note 1. General Description of the Plan

The following description of the Savings Plan of Entergy Corporation and Subsidiaries III (Entergy Savings Plan III) is provided for general information only. Entergy Savings Plan III participants should refer to the Entergy Savings Plan III summary plan description for a more complete description of the Entergy Savings Plan III's provisions.

General: The Entergy Savings Plan III is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the Entergy System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan III information.

The Entergy Savings Plan III constitutes two types of plans qualified under Internal Revenue Code Section 401 as follows:

    A profit sharing plan; and
    A stock bonus plan which constitutes an Employee Stock Ownership Plan.

Plan Amendments in 2003: The Entergy Savings Plan III was amended in 2003 to add certain provisions and clarify certain existing provisions under the plan.

The Entergy Savings Plan III was amended in March 2004 to modify the Entergy Savings Plan III for certain technical revisions requested by the Internal Revenue Service during its review of the plan.

Trustee: The Entergy Savings Plan III utilizes T. Rowe Price Trust Company as its trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper and provider of other administrative services. The Entergy Savings Plan III's investment options, which are managed by its trustee or affiliates of its trustee, are:

    Entergy Common Stock Fund
    Balanced Fund
    Blue Chip Growth Fund
    Equity Income Fund
    Equity Index Trust
    International Stock Fund
    New Horizons Fund
    New Income Fund
    Stable Income Fund
    Participants' Loans

Eligibility: The Entergy Savings Plan III is available to any person who is a member of the Office, Technical, and Professional Bargaining Unit, Local 387, UWUA, AFL-CIO or the Production and Maintenance Bargaining Unit, Local 369, UWUA, AFL-CIO, whose principal work location is the Pilgrim Steam Electric Generating Station, as soon as administratively practicable following a six-month waiting period.

Contributions: Entergy Savings Plan III contributions made by or on behalf of participants are deposited with the trustee. Participants may elect to contribute, through payroll deductions, up to a total of 6% of their eligible earnings each pay period (basic) for which the employing Entergy System Company will make matching contributions. Participants may make supplemental contributions up to 10% of their eligible earnings each pay period for which there are no matching contributions. Basic and supplemental contributions may be made on a before-tax basis (401(k) contributions), an after-tax basis, or a combination of both. Contributions are limited by federal tax legislation. The 401(k) contribution dollar limit for the calendar year 2003 was $12,000 per participant.

The employing Entergy System Company's matching contribution to the Entergy Savings Plan III on behalf of the participant is equal to 50% of the participant's basic contribution.

The Entergy Savings Plan III provides that certain taxable amounts received by an employee that originated from an employee benefit plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), may be accepted under the Entergy Savings Plan III as rollover contributions (rollover contributions).

Investments: Participant contributions are invested as directed by participants in accordance with the Entergy Savings Plan III's investment options. Earnings on participant contributions are allocated based on participants' account balances. The 50% matching contributions are invested in the Entergy Stock Fund. Participants can transfer a portion of their matching contributions invested in the Entergy Stock Fund into other Entergy Savings Plan III investment funds if they are at least 55 years of age and have 10 years of participation in the Entergy Savings Plan III.

The value of investments may fluctuate with changes in market conditions. The amount of risk varies based on the fund's investment goals and composition. Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participant accounts: Each participant's account is credited with the participant's contribution and allocation of the Entergy System Companies' matching contribution and net earnings of the Entergy Savings Plan III's interest in the Master Trust (see Note 4). Allocations are based on participant earnings or account balances, as defined.

Vesting: Participants are fully vested at all times in participant contributions. Participants who are members of Production and Maintenance Bargaining Unit, Local 369, UWUA, AFL-CIO become fully vested in company matching contributions upon completion of three years of service. All other participants become fully vested in company matching contributions upon completion of five years of service. The years of vesting service shall be the greater of the years determined under this plan or the predecessor plan.

In-Service withdrawals: While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their basic and supplemental after-tax contributions and rollover contributions. Withdrawals may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older. A participant may withdraw all or a portion of the value from all sources in the Entergy Savings Plan III if the participant has attained age 59-1/2. A participant may also apply for a hardship withdrawal from his 401(k) contributions if the participant satisfies certain financial hardship withdrawal criteria.

A dividend pass through feature under the Entergy Savings Plan III allows participants to elect to receive a cash distribution of their Entergy Stock Fund dividends once participants are fully vested in company matching contributions. Prior to vesting, dividends are reinvested in the Entergy Stock Fund.

Loans to participants: The Entergy Savings Plan III has a loan provision whereby participants who are actively employed may borrow an amount, with a minimum of $1,000, from their eligible account up to a maximum of 50% of the vested balance of their account or $50,000, whichever is less. The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate plus 1% in accordance with an established schedule. The loan must be repaid within 4-1/2 years, or 20 years if for the acquisition of the participant's primary residence. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

Payment of Benefits: Participants become eligible to receive a single-sum distribution of the entire vested value of the participant's Entergy Savings Plan III accounts upon termination of employment, retirement, disability, or death. There are certain provisions regarding deferral of distributions; installment distributions for terminated participants, retirees, and disabled participants; minimum account balances; and mandatory distributions.

Generally, there are tax consequences associated with receiving a distribution from the Entergy Savings Plan III, unless the taxable portion is rolled over to an individual retirement account or another retirement plan account which qualifies under Sections 408(a) or 401(a) of the Code. Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of the legal exemptions to such tax.

Inactive accounts: Participants with an account balance of at least $5,000 are allowed, under the provisions of the Entergy Savings Plan III, to defer receipt of their vested account balance upon separation from the Entergy Savings Plan III until age 70-1/2. The amount allocated to such participants was $1,794,540 at December 31, 2003.

Forfeitures: Upon termination of employment for reasons other than retirement, disability, or death, the portion of the employee's account in which he/she is not vested at the time of termination shall be forfeited and credited to a forfeiture account. Forfeitures are used first to pay administrative expenses and the residual, if any, to reduce employer contributions. At December 31, 2003, forfeited nonvested accounts totaled approximately $2,899.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates in the preparation of financial statements: The preparation of the Entergy Savings Plan III financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect reported amounts in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair value. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

Investment valuation: Cash and temporary cash investments and loans to participants are valued at cost, which approximates fair value. Investments in equity and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

The values of guaranteed investment contracts (GICs) are recorded at contract value, which approximates fair market value. Contract value represents amounts invested under the GICs, plus interest earned and reinvested through the valuation date at the contracted rate. The values of synthetic investment contracts (SICs) are recorded at contract value, which approximates fair market value, because participants are guaranteed a return of principal and accrued interest. SICs are similar to GICs except that the assets of a SIC are placed in a trust with ownership by the Master Trust and a financially responsible third party issues a wrapper contract. A wrapper contract is an insurance policy that guarantees a stated rate of return on specific Master Trust assets placed in the trust.

Payment of benefits: Benefits payable for terminations and withdrawals are recorded when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500, which requires benefits payable to be accrued and charged to net assets in the period the liability arises. There were no pending distributions to participants as of December 31, 2003.

Income recognition: The difference in fair value of the assets in the Master Trust from one period to the next is recognized and included in investment income (loss) in the accompanying Statement of Changes in Net Assets Available for Benefits. The investment income (loss) also includes realized gains and losses.

Purchases and sales of securities are accounted for on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative expenses: All costs and expenses of administering the Entergy Savings Plan III, except expenses incurred in the direct acquisition or disposition of stock and investment manager fees, are paid first by forfeitures and then by Entergy Corporation.

Concentration of credit risk: The Stable Income Fund of the Master Trust invests in GICs and SICs which are subject to credit risk with respect to the insurance companies that back them. The potential credit risk of the GICs as of December 31, 2003 is $79,070,993. The potential credit risk for the SICs represents the amount by which the contract value exceeds the fair value of the SIC assets in the trust. As of December 31, 2003, the contract value of the SIC assets was $230,196,471. The fair value of the SIC assets was $238,595,179 and the value of the wrapper contract was ($8,398,707). There are no reserves against the contract values of the GICs or SICs for credit risk of the contract issuers or otherwise. The Entergy Savings Plan III provisions set investment guidelines addressing investment diversification, quality, maturity, and performance standards prescribed to mitigate the potential credit risk.

Note 3. Investment Contracts With Insurance Companies

The Master Trust invests in a diversified portfolio of GICs and SICs issued by insurance companies and other financial institutions. The average yield for the GICs and SICs was approximately 4.7% and 5.1% for 2003 and 2002, respectively. The crediting interest rates varied from 3.5%-6.03% for 2003 and 2002.

Note 4. Interest in Master Trust

The Entergy Savings Plan III investments are held in a bank-administered trust (Master Trust) established by Entergy Corporation and maintained by T. Rowe Price Trust Company (the Trustee). The Entergy Savings Plan III maintains an undivided beneficial interest in each of the investment accounts of the Master Trust. Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the equity in net earnings (losses) and the administrative expenses of the investment accounts to the participating plans. Equity in an investment account's net earnings is comprised of interest and dividends and realized and unrealized investment gains and losses. As of December 31, 2003 and 2002, the Entergy Savings Plan III's interest in the net assets of the Master Trust was approximately 1% for both periods.

The fair values of investments in the Master Trust as of December 31, 2003 and 2002 are as follows:

	2003	2002

Cash and cash equivalents	$34,563,592	$27,312,624
Common stock*	813,022,743	659,118,820
Mutual funds	655,332,839	471,571,469
Common trust funds	163,743,688	122,301,934
Guaranteed investment contracts	79,070,993	72,663,337
Synthetic investment contracts	230,196,472	233,279,352
Brokerage accounts	13,537,554	8,876,884
Loans to participants	45,581,740	44,485,951
	$2,035,049,621	$1,639,610,371

*As of December 31, 2003 and 2002, $632,932,725 and $534,534,839, respectively, of the Entergy Corporation common stock was non-participant directed.

Dividend and interest income and net realized and unrealized appreciation of investments in the Master Trust for the year ended December 31, 2003 are summarized as follows:

Dividend and interest income:

Common stock	$21,677,016
Mutual funds	8,275,439
Common trust funds	17,960
Loans to participants	3,127,138
$33,097,553

Net realized and unrealized appreciation of investments:

Common stock	$166,307,743
Mutual funds	137,653,122
Common trust funds	36,290,773
Synthetic investment contracts	15,168,483
Brokerage accounts	2,748,451
$358,168,572

Note 5. Tax Status

Entergy Savings Plan II obtained its determination letter on November 26, 2003 in which the Internal Revenue Service stated that the Entergy Savings Plan III was in compliance with the applicable requirements of the Code subject to the adoption of the proposed amendments submitted in November 2003. The Entergy Savings Plan III has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the Entergy Savings Plan III is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Entergy Savings Plan III's financial statements.

Note 6. Entergy Savings Plan III Termination

Although it has not expressed any intent to do so, the Entergy System Companies have the right under the Entergy Savings Plan III to discontinue their contributions at any time and Entergy Corporation has the right to terminate the Entergy Savings Plan III subject to the provisions of ERISA. In the event that the Entergy Savings Plan III is terminated, subject to conditions set forth in ERISA, the Entergy Savings Plan III provides that all participants will be fully vested and the net assets of the Entergy Savings Plan III be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Note 7. Related Party Transactions

Certain of the Master Trust investments are shares in funds managed by T. Rowe Price Trust Company who is the trustee, as defined by the Entergy Savings Plan III and, therefore, these investments and investment transactions qualify as party-in-interest transactions. As the Master Trust holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as party-in-interest transactions. The year-end market price of Entergy Corporation common stock was $57.13 and $45.59 per share at December 31, 2003 and 2002, respectively.

SIGNATURE

The Entergy Savings Plan III. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES III

By: /s/ William E. Madison William E. Madison Senior Vice President, Human Resources and Administration

Dated: June 25, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-Effective Amendments No. 3 and 5A on Form S-8, and their related prospectuses, to Registration Statement No. 33-54298 of Entergy Corporation on Form S-4 of our report dated June 25, 2004, appearing in this Annual Report on Form 11-K of the Savings Plan of Entergy Corporation and Subsidiaries III for the year ended December 31, 2003.

New Orleans, Louisiana
June 28, 2004